

August 3, 2011

<u>Via E-mail</u>
Mr. Taylor Zhang
Chief Financial Officer
China XD Plastics Company Limited
No. 9 Dalian North Road, Haping Road Centralized
Industrial Park, Harbin Development Zone
Heilongjiang Province, P.R. China

> **RE: China XD Plastics Company Limited**
> **Form 10-K/A for the Year Ended December 31, 2010**
> **Filed April 27, 2011**
> **Form 10-K for the Year Ended December 31, 2010**
> **Filed March 31, 2011**
> **Form 10-Q for the Quarter Ended March 31, 2011**
> **Filed May 12, 2011**
> **File No. 1-34546**

Dear Mr. Zhang:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

<u>Form 10-K for the Year Ended December 31, 2010</u>

<u>General</u>

1. Where a comment below requests additional disclosures or other revisions to be made, please show us in your supplemental response what the revisions will look like. These revisions should be included in your future filings.

<u>Item 7 – Management's Discussion and Analysis of Financial Condition and Results of Operations, page 25</u>

<u>General</u>

2. Please confirm that you will revise your future filings on Form 10-K to identify and disclose all of your critical accounting policies and estimates that are critical to your consolidated financial statements. We note that you disclosed your critical accounting policies starting on page 43 of your Form 10-Q for the period ended March 31, 2011, however, no similar disclosure was provided in the MD&A of your December 31, 2010 Form 10-K. Your disclosure should include a discussion of the material assumptions you made in arriving at the critical estimates and should also describe for investors the financial statement impact if actual results differ from the estimates made by management. See the SEC Interpretive Release No. 33-8350 and SEC Other Release No. 33-8040, which you can find on our website at <u>www.sec.gov</u>.

<u>Results of Operations, page 26</u>

3. When multiple factors contribute to fluctuations in a single financial statement line item, please separately quantify the impact of each factor. You should also ensure that you are explaining the majority of increases or decreases in each line item. For example, it is unclear how significantly your net sales were impacted by changes in volume and in the average selling prices of your products. This is not meant to be an all-inclusive list of where improvements could be made to expand your explanations. Please revise your MD&A accordingly to separately quantify the specific reasons for fluctuations between all periods presented wherever possible.

<u>Liquidity and Capital Resources, page 28</u>

4. Please revise to provide a more robust discussion of changes in operating, investing and financing cash flows for each of the periods presented. Your revised discussions should not only quantify the impact of the line item(s) which contributed most to the changes but should also provide detailed explanations of the reasons for the fluctuations. Please also specifically describe the reasons for any directional inconsistencies between related line items. For example, it is unclear why your allowance for doubtful receivables decreased significantly from $166,095 for the year ended December 31, 2009 to $33,136 for the year ended December 31, 2010 despite a $20 million increase in accounts receivables over the same period.

5. Please revise to quantify the amount cash and cash equivalents held outside of the United States as of December 31, 2010.

Item 15 – Exhibits, Financial Statement Schedules, page 51

Consolidated Statements of Cash Flows, page F-6

6. We note from your disclosures on page F-20 that your construction in progress balance increased by more than $4.6 million during 2010. Please confirm that all payables attributable to construction in progress were paid during 2010. To the extent that any amounts remained unpaid as of December 31, 2010, please revise your consolidated statements of cash flows to reflect these amounts as non-cash investing activities.

Note 1 – Organization and Basis of Presentation, page F-7

7. We note your disclosure on page F-9 that management determined that the Research Institute could not meet your development needs and was liquidated. Please provide us with further information as to how your accounting resulted in other expenses and other income of $84.0 million. It is unclear how these amounts were determined considering your disclosure on page F-9 that the Research Center was established in December 2010 with a contribution of $0.5 million. Please also tell us the authoritative literature you referenced to support your accounting treatment.

Note 2 – Summary of Significant Accounting Policies, page F-9

General

8. Please disclose the types of expenses that you include in the cost of sales line item, the selling expenses line item and the general and administrative expenses line item. Please also disclose whether you include inbound freight charges, purchasing and receiving costs, inspection costs, warehousing costs, internal transfer costs, and the other costs of your distribution network in the cost of sales line item. With the exception of warehousing costs, if you currently exclude a portion of these costs from cost of sales, please disclose:
    - in a footnote the line items that these excluded costs are included in and the amounts included in each line item for each period presented, and
    - in MD&A that your gross margins and gross profit may not be comparable to those of other entities, since some entities include all of the costs related to their distribution network in cost of sales and others like you exclude a portion of them from gross margin and gross profit, including them instead in a line item such as general and administrative expenses.

9. Please disclose the line item(s) in which you include depreciation and amortization. If you do not allocate a portion of your depreciation and amortization to cost of sales, please also revise your presentation to comply with SAB Topic 11:B, which would include revising the cost of sales title and removing any references to gross margin or gross profit throughout the filing.

10. Please disclose the components of accumulated other comprehensive income as of each balance sheet date as required by ASC 220-10-45-14.

Derivative Financial Instruments, page F-12

11. You disclose that all derivative instruments are recorded on the balance sheet at fair value and changes in the fair value of derivative instruments are recorded in current earnings. Please tell us what consideration you gave to presenting the disclosures required by ASC 815-10-50.

Note 8 – Related Party Transactions, page F-21

12. Please revise to disclose the payment terms for the $1.8 million advance made by Ms. Piao. It is unclear if there is a specified due date or if the amounts are due on demand. It is also unclear if there is any interest associated with this advance and if so, the rate and manner in which interest accrues.

Note 12 – Common Stock Direct Offering, page F-34

13. You made references here and elsewhere in the filing to the use of an independent valuation firm. Please tell us the nature and extent of the independent valuation firm's involvement. Also, tell us whether you believe the independent valuation firm was acting as an expert as defined in the Securities Act of 1933.

14. We note your disclosure on page F-36 regarding the allocation of proceeds to common stock, investor warrants and placement agent warrants. Please provide us with the calculations you performed to determine the relative fair values of the common stock, investor warrants and placement agent warrants.

Note 16 - Earnings (Loss) Per Share, page F-41

15. Your disclosures on page F-27 indicate that convertible redeemable preferred stockholders are entitled to convert any unpaid dividends per preferred stock into fully paid and nonassessable shares of common stock at a mutually agreed conversion rate. Please address your consideration of ASC 260-10-45 and 10-55 in determining whether this represents a participating security and correspondingly whether you should use the two-class method of computing earnings per share.

Note 18 – Commitments and Contingencies, page F-42

16. Please disclose how you account for (a) step rent provisions and escalation clauses and (b) capital improvement funding and other lease concessions, which may be present in your leases. Lease payments that depend on an existing index or rate, such as the consumer price

index or the prime interest rate, should also be included in your minimum lease payments. If, as we assume, they are taken into account in computing your minimum lease payments and the minimum lease payments are recognized on a straight-line basis over the minimum lease term, the note should so state. If our assumption is incorrect, please tell us how your accounting complies with ASC 840.

Exhibit 31 - Certifications

17. You have made certain modifications to paragraph 4(d) of your management certifications. Please revise your certifications to conform to the format provided in Item 601(b)(31) of Regulation S-K. Please also note that the identification of the certifying individual at the beginning of the certification should be revised to exclude the individual's title.

Form 10-Q for the Quarter Ended March 31, 2011

General

18. Please address the above comments in your interim filings as well, as applicable.

Condensed Consolidated Balance Sheets, page 2

19. The column heading of your March 31, 2011 balance sheet indicates that these amounts are unaudited, which implies that your December 31, 2010 balance sheet includes amounts that are audited. Since none of the amounts are covered by an audit report when they are presented in your interim financial statements for the period ended March 31, 2011, you should not imply that the December 31, 2010 balance sheet amounts are audited. Please revise to refer to both the December 31, 2010 and March 31, 2011 balance sheets as being unaudited.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Jeffrey Gordon, Staff Accountant, at (202) 551-3866 or, in his absence, Lisa Etheredge, Staff Accountant, at (202) 551-3424 if you have questions regarding these comments.

Sincerely,

/s/ Rufus Decker

Rufus Decker
Accounting Branch Chief